Exhibit (a)(5)(P)
Review of Citigroup Materials April 27, 2009 Strictly Private & Confidential PROJECT FAIRWAY

Disclaimer The following discussion materials are highly confidential and constitute privileged information. These materials are intended only for the Directors of the Special Committee (the "Special Committee") of the Board of Directors of Cox Radio, Inc. ("Cox Radio" or the "Company"), in evaluating the proposed transaction described herein involving Cox Media Group, Inc. ("Media"), a wholly owned subsidiary of Cox Enterprises, Inc. ("Enterprises") and Cox Radio and were not prepared with a view to public disclosure or to conform with any disclosure standards under applicable securities laws or otherwise. These materials may not be copied, reproduced, distributed or shared with any other persons for any reason without the explicit written permission of Gleacher Partners LLC ("Gleacher"), except as required by law. These materials are not intended to provide the sole basis for evaluating the proposed transaction with Cox Radio, do not purport to contain all information that may be required for any such evaluation and should not be considered a recommendation with respect to any transaction. In addition, these materials are not complete without the accompanying oral discussion. No single analysis contained herein can be deemed more or less important than any other analysis and these analyses must be considered, in their totality, with the oral discussion. These materials have been prepared by relying, with Cox Radio's agreement, on information provided by or otherwise made available to us by Cox Radio and public sources and through discussions with members of Cox Radio senior management concerning the business and financial condition, earnings, cash flow, assets, liabilities and prospects of Cox Radio as a whole. In particular, financial projections have been based upon management's current best estimates on the Company's future operating performance. We have assumed and relied on the accuracy and completeness of all such information and on the reasonable preparation, based on the best currently available information, of any assumptions or forecasts, in each case supplied or otherwise made available to us by Cox Radio. Neither Gleacher nor any of its officers, directors, employees, affiliates, advisors, agents or representatives represents or warrants the accuracy or completeness of any of the material set forth herein, and, in particular, no representation or warranty is or can be made as to the accuracy and achievability of any such projections or estimates. We have not assumed responsibility for independently verifying any such information nor undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Cox Radio or any other entity. PROJECT FAIRWAY

Review of Citigroup Materials